SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No.____)*

Evolv Technologies Holdings, Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

30049H102

(CUSIP Number)

Spencer Punter

DCVC Management Co, LLC

270 University Avenue, Palo Alto, CA 94301

(415) 840-7337

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 16, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 30049H102	13D	Page 2 of 11

1	NAME OF REPORTING PERSON Data Collective IV, L.P. (“DC IV”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
10,601,281 shares, except that Data Collective IV GP, LLC (“DC IV GP”), the general partner of DC IV, may be deemed to have sole power to vote these shares, and Matthew Ocko (“Ocko”) and Zachary Bogue (“Bogue”), the managing members of DC IV GP, may be deemed to have shared power to vote these shares.
8	SHARED VOTING POWER See response to row 7.
9	SOLE DISPOSITIVE POWER
10,601,281 shares, except that DC IV GP, the general partner of DC IV, may be deemed to have sole power to dispose of these shares, and Ocko and Bogue, the managing members of DC IV GP, may be deemed to have sole power to dispose of these shares.
10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	10,601,281
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	7.5% *
14	TYPE OF REPORTING PERSON	PN

*	This percentage is calculated based upon 142,260,102 shares of Class A Common Stock outstanding of Evolv Technologies Holdings, Inc. (the “Issuer”), as set forth in the Issuer’s Form 8-K filed with the Securities and Exchange Commission (“SEC”) on July 22, 2021.

CUSIP NO. 30049H102	13D	Page 3 of 11

1	NAME OF REPORTING PERSON Data Collective IV GP, LLC (“DC IV GP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
10,601,281 shares, all of which are directly owned by Data Collective IV, L.P. (“DC IV”). DC IV GP, the general partner of DC IV, may be deemed to have sole power to vote these shares, and Matthew Ocko (“Ocko”) and Zachary Bogue (“Bogue”), the managing members of DC IV GP, may be deemed to have shared power to vote these shares.
8	SHARED VOTING POWER See response to row 7.
9	SOLE DISPOSITIVE POWER
10,601,281 shares, all of which are directly owned by DC IV. DC IV GP, the general partner of DC IV, may be deemed to have sole power to dispose of these shares, and Ocko and Bogue, the managing members of DC IV GP, may be deemed to have shared power to dispose of these shares.
10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	10,601,281
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	7.5% *
14	TYPE OF REPORTING PERSON	OO

*	This percentage is calculated based upon 142,260,102 shares of Class A Common Stock outstanding of Evolv Technologies Holdings, Inc. (the “Issuer”), as set forth in the Issuer’s Form 8-K filed with the Securities and Exchange Commission (“SEC”) on July 22, 2021.

CUSIP NO. 30049H102	13D	Page 4 of 11

1	NAME OF REPORTING PERSON Matthew Ocko (“Ocko”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER See response to row 8.
8	SHARED VOTING POWER
		10,601,281 shares, all of which are directly owned by Data Collective IV, L.P. (“DC IV”). Ocko is a managing member of Data Collective IV GP, LLC (“DC IV GP”), which is the general partner of DC IV. Ocko may be deemed to have shared power to vote these shares.
	9	SOLE DISPOSITIVE POWER See response to row 10.
10	SHARED DISPOSITIVE POWER
		10,601,281 shares, all of which are directly owned by Data Collective IV, L.P. (“DC IV”). Ocko is a managing member of Data Collective IV GP, LLC (“DC IV GP”), which is the general partner of DC IV. Ocko may be deemed to have shared power to dispose of these shares.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	10,601,281
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	7.5% *
14	TYPE OF REPORTING PERSON	IN

*	This percentage is calculated based upon 142,260,102 shares of Class A Common Stock outstanding of Evolv Technologies Holdings, Inc. (the “Issuer”), as set forth in the Issuer’s Form 8-K filed with the Securities and Exchange Commission (“SEC”) on July 22, 2021.

CUSIP NO. 30049H102	13D	Page 5 of 11

1	NAME OF REPORTING PERSON Zachary Bogue (“Bogue”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER See response to row 8.
8	SHARED VOTING POWER
		10,601,281 shares, all of which are directly owned by Data Collective IV, L.P. (“DC IV”). Bogue is a managing member of Data Collective IV GP, LLC (“DC IV GP”), which is the general partner of DC IV. Bogue may be deemed to have shared power to vote these shares.
	9	SOLE DISPOSITIVE POWER See response to row 10.
10	SHARED DISPOSITIVE POWER
		10,601,281 shares, all of which are directly owned by Data Collective IV, L.P. (“DC IV”). Bogue is a managing member of Data Collective IV GP, LLC (“DC IV GP”), which is the general partner of DC IV. Bogue may be deemed to have shared power to dispose of these shares.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	10,601,281
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	7.5% *
14	TYPE OF REPORTING PERSON	IN

*	This percentage is calculated based upon 142,260,102 shares of Class A Common Stock outstanding of Evolv Technologies Holdings, Inc. (the “Issuer”), as set forth in the Issuer’s Form 8-K filed with the Securities and Exchange Commission (“SEC”) on July 22, 2021.

CUSIP NO. 30049H102	13D	Page 6 of 11

Statement on Schedule 13D

ITEM 1.	SECURITY AND ISSUER.

(a)            This joint statement on Schedule 13D (this “Statement”) is filed with respect to the Class A Common Stock, par value $0.0001 per share (“Common Stock”), of Evolv Technologies Holdings, Inc., a Delaware corporation (the “Issuer”), formerly known as “NewHold Investment Corp.” (“NHIC”).

(b)            The address of the principal executive offices of the Issuer is 500 Totten Pond Road, 4th Floor, Waltham, MA 02451.

Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 2.	IDENTITY AND BACKGROUND.

(a)            This Statement is being filed by Data Collective IV, L.P. (“DC IV”), Data Collective IV GP, LLC (“DC IV GP”), Matthew Ocko (“Ocko”) and Zachary Bogue (“Bogue”, and together with DC IV, DC IV GP and Ocko, the “Reporting Persons”). The agreement among the Reporting Persons to file jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act is attached hereto as Exhibit 1. Each of Ocko and Bogue is a managing member of DC IV GP and may be deemed to share voting, investment and dispositive power with respect to the securities held by DC IV. Each Reporting Person disclaims beneficial ownership of all securities reported in this Statement except to the extent of such Reporting Person’s pecuniary interest therein, if any, other than those securities reported herein as being held directly by such Reporting Person.

(b)            The address of the principal place of business for each of the Reporting Persons is c/o DCVC Management Co, LLC, 270 University Avenue, Palo Alto, CA 94301.

(c)            The principal occupation of each of the Reporting Persons is the venture capital investment business. The principal business of DC IV is to make investments in private and public companies. The principal business of DC IV GP is to serve as the general partner of DC IV. Ocko and Bogue are the managing members of each of DC IV GP.

(d)            During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)            During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            DC IV is a Delaware limited partnership. DC IV GP is a Delaware limited liability company. Ocko and Bogue are U.S. citizens.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On November 14, 2016, DC IV purchased 14,326,647 shares of Evolv Technologies, Inc., a Delaware corporation (“Old Evolv”), Series A-1 preferred stock for a purchase price of approximately $0.28 per share and an aggregate purchase price of $3,999,999.84.

On July 10, 2018, DC IV purchased 7,118,451 shares of Old Evolv Series B preferred stock for a purchase price of approximately $0.35 per share and an aggregate purchase price of $2,499,999.99.

CUSIP NO. 30049H102	13D	Page 7 of 11

On June 3, 2019, DC IV purchased 1,809,373 shares of Old Evolv Series B-1 preferred stock for a purchase price of approximately $0.31 per share and an aggregate purchase price of $561,810.62.

On September 13, 2019, DC IV purchased 587,270 shares of Old Evolv Series B-1 preferred stock for a purchase price of approximately $0.31 per share and an aggregate purchase price of $182,347.59.

On October 16, 2019, DC IV purchased 2,920,238 shares of Old Evolv Series B-1 preferred stock for a purchase price of approximately $0.37 per share and an aggregate purchase price of $1,066,762.95.

On January 1, 2021, Old Evolv issued a convertible promissory note to DC IV in the principal amount of $3,000,000.00.

The “Business Combination” consisted of the merger of NHIC Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of NHIC (“Merger Sub”), with and into Old Evolv, with Old Evolv surviving the merger as a wholly owned subsidiary of HEC pursuant to the terms of the Agreement and Plan of Merger, dated as of March 5, 2021, as amended on June 5, 2021 (the “Merger Agreement”), by and among NHIC, Old Evolv and Merger Sub. The above summary is qualified by reference to such description and the full text of the Merger Agreement, which is filed as Exhibits 2 and 3 to this Statement and is incorporated herein by reference.

On July 16, 2021 (the “Closing Date”), as a result of and upon the consummation of the Business Combination, each share of each series of Old Evolv’s preferred stock was cancelled or assumed, as applicable and converted into the right to receive, at the election of the holders thereof, a number of shares of the Issuer’s Common Stock, as adjusted pursuant to the Merger Agreement. The share numbers and prices reported above are reflected on a pre-conversion basis.

The source of the funds for all purchases and acquisitions by DC IV was from working capital.

No part of the purchase price was borrowed by DC IV for the purpose of acquiring any securities discussed in this Item 3.

ITEM 4.	PURPOSE OF TRANSACTION.

Pursuant to the terms of the Merger Agreement, DC IV’s (i) 14,326,647 shares of Old Evolv’s Series A-1 Preferred Stock, (ii) 7,118,451 shares of Old Evolv’s Series B Preferred Stock, (iii) 5,316,881 shares of Old Evolv’s Series B-1 Preferred Stock and (iv) a convertible promissory note in the principal amount of $3,000,000.00 converted into 10,601,281 shares, in the aggregate, of the Issuer’s Common Stock.

Subject to the Registration Rights Agreement (as defined in Item 6 below) and the Holders Support Agreement (as defined in Item 6 below), the Reporting Persons hold the securities of the Issuer for general investment purposes. The Reporting Persons may, from time to time, depending on prevailing market, economic and other conditions, acquire additional shares of Common Stock or other securities of the Issuer, dispose of any such securities, or engage in discussions with the Issuer concerning such acquisitions or dispositions or further investments in the Issuer. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending upon the price and availability of shares of Common Stock or other securities of the Issuer, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of their investment in the Issuer in the open market, in privately negotiated transactions.

Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a,b)         See Items 7-11 of the cover pages of this Statement and Item 2 above.

CUSIP NO. 30049H102	13D	Page 8 of 11

(c)            Except as set forth in Item 3 above, the Reporting Persons have not effected any transaction in the securities of the Issuer during the past 60 days.

(d)            Under certain circumstances set forth in the limited partnership agreement of DC IV and the limited liability company agreement of DC IV GP, the partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from the sale of, shares of the Issuer directly or indirectly owned by each such entity of which they are a partner or member.

(e)            Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

On July 16, 2021, in connection with the consummation of the Business Combination and as contemplated by the Merger Agreement, the Issuer, NewHold Industrial Technology Holdings LLC, a Delaware limited liability company (the “Sponsor”), certain stockholders of NHIC and certain former stockholders of Old Evolv, including DC IV (the “Old Evolv Holders”), entered into the Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”) pursuant to which the Issuer agreed to register for resale, pursuant to Rule 415 under the Securities Act, certain shares of the Issuer’s common stock and other equity securities. that are held by the parties thereto from time to time. The Registration Rights Agreement provides for, among other things, registration rights, including, among other things, customary demand, shelf and piggy-back rights, subject to certain restrictions, and customary cut-back provisions with respect to the shares of the Issuer’s common stock or warrants to purchase shares of the Issuer’s common stock held by the Old Evolv Holders following the Closing. In connection with the execution of the Registration Rights Agreement, certain stockholders of Old Evolv, including DC IV, agreed to be bound by the transfers restrictions on its lock-up shares during the period of 180 days after the Closing Date, in each case, subject to limited exceptions. The terms and provisions of the Registration Rights Agreement are described more fully in the Issuer’s Form 8-K as filed with the SEC on July 22, 2021 (File No. 001-39417), and the above summary is qualified by reference to such description and the full text of the Registration Rights Agreement, which is filed as Exhibit 4 to this Statement and is incorporated herein by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT 1	Agreement of Joint Filing.
EXHIBIT 2	Agreement and Plan of Merger, dated as of March 5, 2021, by and among NHIC, the Merger Sub and Old Evolv (filed as Exhibit 2.1 to the Issuer’s Form 8-K as filed with the SEC on July 22, 2021 (File No. 001-39417) and incorporated herein by reference).
EXHIBIT 3	First Amendment to Agreement and Plan of Merger, dated as of June 5, 2021, by and among NHIC, the Merger Sub and Old Evolv (filed as Exhibit 2.2 to the Issuer’s Form 8-K as filed with the SEC on July 22, 2021 (File No. 001-39417) and incorporated herein by reference).
EXHIBIT 4	Amended and Restated Registration Rights Agreement, dated July 16, 2021, by and among the Issuer, the Sponsor and the Old Talkspace Holders (filed as Exhibit 10.2 to the Issuer’s Form 8-K as filed with the SEC on July 22, 2021 (File No. 001-39417) and incorporated herein by reference).

CUSIP NO. 30049H102	13D	Page 9 of 11

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 26, 2021

DATA COLLECTIVE IV, L.P.

By:	Data Collective IV GP, LLC
Its:	General Partner

By:	/s/ Matthew Ocko
Matthew Ocko
Managing Member

DATA COLLECTIVE IV GP, LLC

By:	/s/ Matthew Ocko
Matthew Ocko
Managing Member

MATTHEW OCKO

/s/ Matthew Ocko

ZACHARY BOGUE

/s/ Zachary Bogue

CUSIP NO. 30049H102	13D	Page 10 of 11

EXHIBIT INDEX

Exhibit	Description

1	Agreement of Joint Filing
2	Agreement and Plan of Merger, dated as of March 5, 2021, by and among NHIC, the Merger Sub and Old Evolv (filed as Exhibit 2.1 to the Issuer’s Form 8-K as filed with the SEC on July 22, 2021 (File No. 001-39417) and incorporated herein by reference).
3	First Amendment to Agreement and Plan of Merger, dated as of June 5, 2021, by and among NHIC, the Merger Sub and Old Evolv (filed as Exhibit 2.2 to the Issuer’s Form 8-K as filed with the SEC on July 22, 2021 (File No. 001-39417) and incorporated herein by reference).
4	Amended and Restated Registration Rights Agreement, dated July 16, 2021, by and among the Issuer, the Sponsor and the Old Talkspace Holders (filed as Exhibit 10.2 to the Issuer’s Form 8-K as filed with the SEC on July 22, 2021 (File No. 001-39417) and incorporated herein by reference).

CUSIP NO. 30049H102	13D	Page 11 of 11

exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Class A Common Stock of Evolv Technologies Holdings, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

Date: July 26, 2021

DATA COLLECTIVE IV, L.P.

By:	Data Collective IV GP, LLC
Its:	General Partner

By:	/s/ Matthew Ocko
Matthew Ocko
Managing Member

DATA COLLECTIVE IV GP, LLC

By:	/s/ Matthew Ocko
Matthew Ocko
Managing Member

MATTHEW OCKO

/s/ Matthew Ocko

ZACHARY BOGUE

/s/ Zachary Bogue